Tahra T. Wright Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4122 Main 212.407.4000 Fax 212.859.7354 twright@loeb.com

May 10, 2010

Amanda Ravitz, Branch Chief United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Energroup Holdings Corporation
Amendment No. 5 to Registration Statement on Form S-1
Filed April 9, 2010
File No. 333-149171

Dear Ms. Ravitz:

On behalf of our client Energroup Holdings Corporation (the “Company”), we are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff (the "Staff’s Letter") of the United States Securities and Exchange Commission (the "Commission").  The discussion below reflects the Company’s response to the Staff’s Letter on a point by point basis.

Additionally, we transmit herewith for filing with the Commission one complete electronic version of Amendment No. 6 to the Company’s Registration Statement on Form S-1 (the “Amendment No. 6), and Amendment No. 1 to the Company’s Annual Report on Form 10-K (the “Amendment No. 1, together with Amendment No. 6, the “Amendments”).

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amendments. As discussed with Ms. Theresa Messinese, Amendment No. 1 is being submitted in draft form by Federal Express and is not being filed. Once the comments with respect to the Company's Form 10-K have been resolved, the Company will file an amendment.

The Amendments responds to the comments set forth in the Staff’s Letter.

General

1.
The statistical information provided on pages 3 (pork consumption for 2006), 27 through 29 (pork production and consumption for 2007 and 2008, meat consumption for 2000), and 30 (meat consumption by type for 2007 and low income pork consumption for 2000), some which is on a preliminary, forecasted and/or an estimated basis, is several years old and appears to be outdated. Please advise if more recent information is available, actual or otherwise. If so, update your disclosure accordingly. If not, indicate that the information provided is the latest available and how it is relevant to investors at this time. Alternatively, remove such information.

Response to Comment 1:

Please be advised that more recent information regarding pork consumption for 2006, pork production and consumption for 2007 and 2008, meat consumption for 2000, meat consumption by type for 2007 and low income pork consumption for 2000 is unavailable. The disclosure has been revised to remove such statistical information in accordance with the Staff’s comment.  Please see pages 2,20 and 21 of Amendment No. 6.

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A limited liability partnership including professional corporations

Amanda Ravitz, SEC May 10, 2010 Page 2

Energroup Holdings Corporation, page 1

2.
We note the amount of sales and net income for 2008 in the last sentence under this heading. Please update to include the respective amounts for 2009. Alternatively, consider removing such disclosure since the same disclosure is also made under "Financial Results" on page 3.

Response to Comment 2:

The disclosure has been revised to include the respective amounts for 2009 in accordance with the Staff’s comment.  Please see page 3 of Amendment No. 6.

Strategic Financing, page 4

3.	Please disclose the disposition of the liquidated damages and related amount that you were obligated to pay beginning April 30, 2008 as discussed in the first paragraph on page 5.

Response to Comment 3:

The disclosure has been revised in accordance with the Staff’s comment.  Please see pages 4 and 49 of Amendment No. 6.

4.
Given that the "Settlement Agreement" is in effect, your filing is beyond the indicated March 31, 2010 deadline, and 2008 and 2009 audited results are available, it appears your disclosure should focus on the terms and conditions that are currently applicable in regard to the "make good provision" and "holdback escrow." Removal of all extraneous historical context would make it easier for investors to understand the current circumstances. Retain historical context in regard to these matters only to the extent it supports amounts recorded in the financial statements presented in the filing. Please revise as appropriate wherever discussion of the make good provision and holdback escrow is located (for example, in "Results of Operations," "Liquidity and Capital Resources" and all applicable notes to the financials statements) for consistency throughout your filing. If satisfaction of any conditions applicable to either is still in question or may result in varying outcomes, disclose the material contingencies or issues to be resolved, the potential outcomes and basis for each outcome, and when resolution is expected.

Response to Comment 4:

The disclosure has been revised in accordance with the Staff’s comment.  Please see pages 4 and 49 of Amendment No. 6.

Amanda Ravitz, SEC May 10, 2010 Page 3

Company Overview and History, page 26

5.
Please present in the second paragraph under this heading the comparative growth rate of sales for each of the last three years rather than an average for the period. We believe such information for sales is more meaningful given the diversity in the annual growth rates over the period and significantly slower rate of growth for the latest year. Provide comparative information on the same basis for net income as well.

Response to Comment 5:

The disclosure has been revised to include the comparative growth rates of sales and net income for each of the last three years in accordance with the Staff’s comment.  Please see page 19 of Amendment No. 6.

Prepared Food Products, page 36

6.	Please provide comparative information for 2009.

Response to Comment 6:

The disclosure has been revised to include comparative information for 2009 in accordance with the Staff’s comment.  Please see page 24 of Amendment No. 6.

Supply of Pigs, page 38

7.
Please explain to us the significance to investors of highlighting the grade information for pigs purchased in the first quarter of 2009. Also, explain to us how the next to last sentence in the fifth paragraph under this heading and the sentence that precedes it relate to one another.

Response to Comment 7:

We have deleted the reference to the grade information for pig purchased in the first quarter of 2009.  This sentence was solely to provide an example that the vast majority of live pigs purchased by us during a given period are Grade 1 and Grade 2.  However, we believe that the deletion of that sentence adequately addresses Staff’s question as to the relationship between it and the sentence that precedes it.  Please see page 26 of Amendment No. 6.

8.
Within the last paragraph on page 38, please reconcile for us your statements that "the average pork price has declined somewhat from the first quarter of 2009" and "as a result of this action, the prices of pork have been rising since July 2009, and have risen to a level higher than the prices seen during the first quarter of 2009." The same inconsistency exists in the second paragraph on page 57.

Response to Comment 8:

The disclosure on pages 27 and 41 has been revised to explain that during 2008 the average price for pork was relatively high, however, during the first quarter of 2009 there was a decline in demand which was the result of wide public perception that the swine flu epidemic in late April and early May affected the health and quality of pork produced, that in June 2009, in response to the decline in pork prices and demand, the Chinese government purchased and placed into  storage large quantities of pork products, which was done to help reduce public fear that the pork supplies were contaminated due to the swine flu epidemic in an effort to cause  the pork price to rebound to a reasonable level, that this action by the PRC government helped to regain consumer confidence to increase the purchase of pork products, and as the demand began to rise, the prices of pork began to rise again in July 2009, and by the end of the year ultimately rose to a level higher than the prices seen during the first half of 2009.

Amanda Ravitz, SEC May 10, 2010 Page 4

Competition, page 43

9.
Please state (i) management's basis for the market share estimates presented in the first paragraph, (ii) the basis for the market share information presented throughout this section, and (iii) the point of time to which the market share information presented throughout this section pertain. Additionally, Chuming's market share of 55% indicated in the first paragraph is not consistent with the information in the first table on page 44. Please reconcile.

Response to Comment 9:

The references to our market share in Liaoning Province and Dalian City have been removed.  Please see page 31 of Amendment No. 6.

Land Lease on Main Facility and Other Company Offices, page 47

10.	Please provide comparative information for the amount of rent paid in 2008 and 2009.

Response to Comment 10:

The disclosure has been revised to include comparative information for the amount of rent paid in 2008 and 2009 in accordance with the Staff’s comment.  Please see page 33 of Amendment No. 6.

Management’s discussion and Analysis, Overview, page 55

11.	In the first paragraph, please provide the proportionate percentage of revenue for seafood for the entire year of 2009, not just the third quarter of the year.

Response to Comment 11:

The disclosure has been revised to include the proportionate percentage of revenue for seafood for the entire year of 2009 in accordance with the Staff’s comment.  Please see page 40 of Amendment No. 6.

Amanda Ravitz, SEC May 10, 2010 Page 5

Principals of Consolidation, page 59

12.	The table of the consolidating subsidiaries should be as December 31, 2009, the latest annual period presented in the filing. Please revise.

Response to Comment 12:

The disclosure has been revised in accordance with the Staff’s comment.  Please see page 43 of Amendment No. 6.

Earnings Per Share, page 62

13.
Please note that all references to US GAAP should be in the context of the FASB's Accounting Standards Codification that supersedes all prior US GAAP sources. Please revise such references wherever made throughout the filing. With this in mind, it would be more meaningful to investors to explain the nature of the associated accounting or financial reporting rather than indicate the specific codification reference.

Response to Comment 13:

We have revised all references to US GAAP to be in the context of the FASB’s Accounting Standards Codification in accordance with the Staff’s comment.  We have also included an explanation of the nature of earnings per share accounting under FASB ASC 260-10.   Please see pages 44 of Amendment No. 6.

Comparison of Years Ended December 31, 2009 and December 31, 2008

Sales, page 64

14.
Your statement in the first paragraph in this section that there was a decrease in the cost of live pigs in 2009 appears to be inconsistent with your disclosure in the second paragraph on page 57 in which you state that the prices of pork rose in 2009. Please reconcile.

Response to Comment 14:

The prices of pork began to rise again in July 2009, and by the end of the year ultimately rose to a level higher than the prices seen during the first quarter of 2009.  The average price of pork for fiscal year 2009 fell 20.6%, from RMB 14.63 per kilogram in fiscal year 2008 to RMB 11.62 in fiscal year 2009. In 2009, we reduced our average per-kilogram sale prices to our customers, which coincided with a decrease in the average cost of live pigs and other production costs as compared to fiscal year 2008. The disclosure has been revised in accordance with the Staff’s comment.  Please see pages 27, 41 and 46 of Amendment No. 6.

Amanda Ravitz, SEC May 10, 2010 Page 6

15.	The last sentence in the second paragraph under this heading does not appear to apply to the comparison of 2009 and 2008. Please revise or advise.

Response to Comment 15:

The disclosure has been revised to apply to the comparison of 2009 and 2008 in accordance with the Staff’s comment.  Please see page 46 of Amendment No. 6.

Cost of Sales, page 64

16.
It is not clear to us how your statement that a decrease in the cost of live pigs partially offsetting the decrease in the average sales price to customers aids in a comparative analysis of the variance in cost of sales. It appears to us that such an assertion is relevant to a gross profit analysis. Please advise.

Response to Comment 16:

The disclosure of a decrease in the cost of live pigs partially offsetting the decrease in the average sales price to customerhas been removed from the comparative analysis of cost of sales in accordance with the Staff’s comment.  Please see page 46 of Amendment No. 6.

17.
It is not clear to us why management is only able to estimate the changes in the average cost of live pigs as stated in this section and in the first paragraph on page 69 versus definitively knowing the change based on the company's records. Please advise.

Response to Comment 17:

We use the word “estimate” in this context because we cannot guarantee that our experience with respect to the changes in prices that we pay for live pigs is absolutely reflective of the market price as applicable to all similarly-situated buyers and sellers of live pigs in our marketplace.

18.	Please analyze why cost of sales as a percentage of sales increased in 2009 compared to 2008.

Response to Comment 18:

 Cost of sales as a percentage of sales in 2008 was 84.94%, compared to 2009, which was 85.88%. This was a slight increase compared to the 21.08% increase in sales.  Any increase in cost of sales in 2009 was due to higher sales volume, even though the price of live hogs were lower in average in 2009 as compared to 2008.

Gross Profit, page 65

19.	It is not clear to us why you would characterize a 13.6% decrease in gross profit margin for 2009 compared to 2008 as "slight." Please advise.

Response to Comment 19:

The disclosure states that the decrease in our gross profits as a percentage sales to 13% for 2009 from 15.04% in 2008 represents approximately a 2% decrease, which we characterized as a slight decrease.

Amanda Ravitz, SEC May 10, 2010 Page 7

20.
The statement in the last sentence of this section that there was a decrease in the sales of processed food products is not consistent with the information presented under "Sales" on page 64. Please revise your disclosure as appropriate.

Response to Comment 20:

The disclosure has been revised in accordance with the Staff’s comment.  Please see page 47 of Amendment No. 6.

21.
Please analyze on a comparative basis the significant factors affecting the gross profit margin of each product group and the relative impact of product margins on the consolidated gross profit margin. Your analysis should address components of cost of sales that had a material affect on gross profit and related margin for each product group and on a consolidated basis. Providing a comparative table that presents gross profit and the associated margin for each product group would aid this analysis.

Response to Comment 21:

Please refer to the table below that presents gross profit and the associated margin for each product group in 2009.

	2009
	Sales by Product	% of Sales	Cost of Sales by Product	% of Cost of Sales	Gross Profit by Product	% of Gross Profit
Fresh Pork	158,440,717	74.20%	141,174,109	76.98%	17,266,608	57.26%
Frozen Pork	21,804,771	10.21%	17,438,051	9.51%	4,366,720	14.48%
Processed Food Products	33,299,687	15.59%	24,779,330	13.51%	8,520,357	28.26%
Sales	213,545,175	100.00%	183,391,490	100.00%	30,153,685	100.00%

The decrease in the Company’s gross profit margins as percentage of sales are mainly attributable to two reasons: (1) the overall margins for pork have returned to the steady rate after spikes in the price in 2007 because the PRC government has been active to ensure a steady supply of foods that are considered necessities for PRC citizens, and (2) the Company has made efforts to increase its overall sales and its net income by issuing larger discounts to its independent sales agents.  Investors should be aware that there has been a related decrease in selling expenses in coordination with the increased sales of the Company.  Refer to the notes 2(O) and 2(Q) of the financial statements for a detailed discussion.  On a non-GAAP basis (net income with compensatory expense related to escrowed shares added back), the Company has improved its net profit margins; however, this increase is overshadowed by the compensatory expense related to the release of shares held in escrow.

		2009
Type of Cost Product Type		Raw Materials	Utilities	Labor	Depreciation	Other	Total
Fresh Pork	Product Cost Composition in $	$ 139,055,196	$303,024	$344,232	$ 994,686	$476,971	$141,174,109
	Product Cost Composition in %	98.50%	0.21%	0.24%	0.70%	0.34%	100.00%
Frozen Pork	Product Cost Composition in $	$ 17,176,320	$ 37,430	$ 42,520	$ 122,865	$ 58,916	$ 17,438,051
	Product Cost Composition in %	98.50%	0.21%	0.24%	0.70%	0.34%	100.00%
Processed Food Products	Product Cost Composition in $	$ 23,195,189	$346,866	$354,719	$ 759,172	$123,384	$ 24,779,330
	Product Cost Composition in %	93.61%	1.40%	1.43%	3.06%	0.50%	100.00%
Cost of Sales		$ 179,426,705	$687,320	$741,471	$ 1,876,723	$659,271	$183,391,490

		2008
Type of Cost Product Type		Raw Materials	Utilities	Labor	Depreciation	Other	Total
Fresh Pork	Product Cost Composition in $	$ 119,762,993	$307,382	$350,557	$ 999,010	$322,292	$121,742,234
	Product Cost Composition in %	98.37%	0.25%	0.29%	0.82%	0.26%	100.00%
Frozen Pork	Product Cost Composition in $	$ 10,846,995	$ 27,840	$ 31,750	$ 90,481	$ 29,190	$ 11,026,256
	Product Cost Composition in %	98.37%	0.25%	0.29%	0.82%	0.26%	100.00%
Processed Food Products	Product Cost Composition in $	$ 15,596,680	$271,565	$361,030	$ 701,548	$ 94,937	$ 17,025,759
	Product Cost Composition in %	91.61%	1.60%	2.12%	4.12%	0.56%	100.00%
Cost of Sales		$ 146,206,668	$606,787	$743,337	$ 1,791,039	$446,419	$149,794,249

The Company costs have remained stable and the percentages allocated to its major cost drivers have experience minimal changes as raw material as percentage of total costs has shown small increases and all other costs have seen small decreases.  This a result of economies of scale and operating leverage.  The Company’s fixed overhead costs which include utilities, labor, depreciation, and miscellaneous expenses are being spread over a greater volume of sales.  The prices across all costs inputs, on average, have remained the same.  The different costs as percentage of total costs as shown in the table above are constant with relatively stable prices because no particular cost as percentage of total cost has experienced any major variation.

Selling Expenses, page 65

22.
Please analyze the impact on sales, gross profit and gross profit margin of larger/increased discounts and incentives to sales agents, to the extent that such are recorded as reductions of sales. Also, analyze the net effect of larger/increased discounts and incentives to sales agents with the lower advertising and marketing expenses from the outsourcing of the marketing and promotion to sales agents so that investors may understand the relative impact on your results. Further, explain why selling expenses through sales agents are lower relative to selling expenses associated with other sales channels.

Response to Comment 22:

The increase in sales and sales volume resulted from increased consumer demand, and increased consumer awareness of our brand and availability of our products, much of which resulted from the activities of our sales agents.  We were able to achieve these results even though prices per unit sold to sales agents reflect a discount in recognition of the sales agents’ marketing contributions.

Our increased use of sales agents did not increase our cost of sales as unit price discounts granted to sales agents during a given period are reflected as a reduction in sales for that period.  Instead, cost of sales were decreased because the marketing activities of our sales agents allowed us to decrease our direct marketing expenses.

Amanda Ravitz, SEC May 10, 2010 Page 8

Any reduction in sales due to discounts granted to sales agents did not have a negative  effect on gross profit due to the increase in sales generated by the marketing activities of the new sales agents, and the decrease in our direct selling expenses given our greater reliance on the marketing activities of the sales agents. We believe that, in the long run, the increased end users of our products generated by sales agents will outweigh any discounts granted to sales agents.  In 2009, even though gross profit margin may have decreased due to higher discounts, gross profit on an absolute basis has increased as a result of the marketing activities of these sales agents

Selling expenses through sales agents are lower than through other sales channels because we can decrease the amount of our general marketing activities given our increased use of these sales agents and our increased reliance on their efforts..

The disclosure has been revised in accordance with the Staff’s comment.  Please see page 47 of Amendment No. 6.

Other Income (Expense), page 66

23.	Please provide a table that presents comparative information for each component comprising this expense category.

Response to Comment 23:

Please refer to the table as below that presents comparative information for each component comprising this expense category, which is on page 48 of Amendment No. 6.

	2009	2008
Other Income (Expenses)
Other Income	43,568	5,780
Other Expense	(91,943)	(100,183)
Interest Income	198,259	284,774
Interest Expense	(1,031,197)	(953,460)
Release of Escrowed Make Good Shares	(16,467,994)	(10,622,294)
Total Other Income and Expense	(17,349,307)	(11,385,383)

24.
Since the circumstances appear to have been superseded by the associated "Settlement Agreement," it appears the detail in the second paragraph is not necessary. It appears a cross reference to the notes to the financial statements in which is explained how amounts that have been recorded for the comparative periods were determined is sufficient.

Response to Comment 24:

The Settlement Agreement only covered the make good shares to be released in connection with the 2008 financial targets. The Company has kept the second paragraph, but revised it in accordance with the Staff’s comment.  Please see page 48 of Amendment No. 6.

Amanda Ravitz, SEC May 10, 2010 Page 9

Comparison of Years Ended December 31, 2008 and December 31, 2007

Sale, Page 67

25.
It appears the sentence "Another factor attributable to the increase of sales and sales volume was that we increased the number of our sales agents and showcase stores from 9,200 in 2008 to 9,659 in 2009" is not relevant to a comparative analysis between 2008 and 2007. Please revise.

Response to Comment 25:

Since the audited financial statements required to be filed only include the 2009 and 2008 financial statements, the Company has deleted from MD&A the "Comparison of Years Ended December 31, 2008 and 2007."

Twelve Months Ended December 31, 2009, page 70

26.
Please explain the necessity for the additional borrowings during 2009, particularly in view of the apparent sufficiency of cash generated by operations. Also, discuss the purpose for which the additional borrowings were used.

Response to Comment 26:

We borrowed additional monies in fiscal year 2009 because the term of certain of our credit facilities was expiring, and we determined that, given the tightening of credit in China, that it would be in our best interest to take this extension of credit when available. We plan to use the cash sourced in financing activities for general working capital purposes. The disclosure has been revised in accordance with the Staff’s comment.  Please see page 49 of Amendment No. 6.

Contractual Obligations, page 74

27.	Please advise why the hog purchase agreement and accompanying explanatory narrative is no longer included in the table for contractual obligations, or revise as appropriate.

Response to Comment 27:

The disclosure has been revised to include the hog purchase agreement and accompanying explanatory narrative in the table for contractual obligations in accordance with the Staff’s comment.  Please see page 51 of Amendment No. 6.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Polices

Note (T) Advertising Expense, page F-12

28.
Refer to your response to our prior comment number 1 and the related disclosure in your filing in regard to discounts and incentives given on sales made to independent sales agents. It is unclear as to why the associated amounts are not classified as reductions to revenue for the sales to which they relate pursuant to Accounting Standards Codification 605-50-45-2. Please advise. Additionally, tell us and disclose the nature and form of the discounts and incentives, and the amount of such discounts/incentives recognized in each of the last two fiscal years.

Amanda Ravitz, SEC May 10, 2010 Page 10

Response to Comment 28:

The Company agrees that the discounts and incentives given on sales should be classified as reductions to revenue for the sales to which they relate.  The Company has lowered its revenue as a result.

The Company has amended the disclosure for significant accounting policies for advertising and revenue recognition to reflect the fact that independent sales agent share the burden of marketing cost and receive greater discounts and favorable credit terms for carrying such burden.  Please refer to the Amendment No. 6 which includes the changes.

Note (V) Income Taxes, page F-12

29.	Please clarify in the second bullet whether the new tax rate implemented is 25% or 15%, as you have indicated both, or how the two rates relate.

Response to Comment 29:

The Company has deleted the references to the two tax rates.  The 15% tax rate was in effect for 2007, which period is no longer included in the financial statements and the 25% tax rate has been in effective since 2008 and continued through 2009.

30.
Please fully clarify in the third bullet the subjectivity of the company and its subsidiaries to US income tax, in view of your disclosure in note 14 about the company's foreign subsidiaries being subject to US income tax. Explain what subsidiaries of the company are considered to be "foreign subsidiaries" that generate foreign source income subject to repatriation and the basis for such designation.

Response to Comment 30:

We have included disclosure to address the comment in Note 14 on page F-24.

Note 3. Restricted Cash, page F-15

31.
It appears the details do not support the restricted cash balance of $2.2 million presented on the balance sheet, nor is reflective of the impact on the holdback escrow of the "Settlement Agreement" entered into on December 30, 2009. Please revise as appropriate.

Response to Comment 31:

The Company has amended the disclosure for Restricted Cash.  Please refer to Note 3 on page F-16.

Amanda Ravitz, SEC May 10, 2010 Page 11

Note 14. Income Taxes, page F-24

32.	Please present the amount of consolidated tax expense or benefit for 2009.

Response to Comment 32:

The Company has amended the disclosure for Income Taxes.  Please refer to Note 14 on page F-24.

33.
In the fourth paragraph in which you discuss the potential realization of deferred tax assets associated with net operating losses, please clarify whether valuation allowances have been recognized against such tax assets and the basis for the tax expense amounts indicated.

Response to Comment 33:

The Company has amended the disclosure for Income Taxes.  Please refer to Note 14 on page F-24.

Note 19. Financing Transaction, page F-29

34.	In the fifth paragraph, please update the adequacy of authorized capital at December 31, 2009 to issue common shares upon exercise of the warrant.

Response to Comment 34:

The Company has amended the disclosure for Authorized Capital regarding the Financing Transaction.  Please refer to Note 19 on page F-29.

35.
The dates of December 31, 2007 and February 15, 2009 referenced in the first paragraph on page F-30 no longer appear to be of substance concerning the most recent circumstances associated the liquidated damages. It appears that a cross reference to the notes to the financial statements that discusses the "Settlement Agreement" would be useful in regard to the settlement of this obligation. Please revise and update as appropriate.

Response to Comment 35:

The Company has amended the disclosure for liquidated damages in Note 19.  Please refer to page F-30.

36.
In view of the "Settlement Agreement," it appears your context here in regard to the make good agreement would be better understood by investors if it were limited to its effect on per share computations and compensation expense reflected in each period of the financial statements presented. In so doing, please clarify specifically how the amount of compensation expense that was actually recorded in each period presented was computed, that is, state the per share value used and basis for this value (as an example, fair value of $x at December 31 of each respective year), as opposed to the expected or futuristic context currently written. It appears that a cross reference to the notes to the financial statements that discusses the most recent settlement provisions would be useful as well for overall context of the circumstances. Please revise and update as appropriate.

Amanda Ravitz, SEC May 10, 2010 Page 12

Response to Comment 36:

The Company has amended the disclosure for escrowed shares in Note 19.  Please refer to page F-30.

Note 20. Change in Chief Financial Officer, page F-20

37.
Disclosure elsewhere in your filing indicates that the amount associated with this component of the holdback escrow is $1.5 million rather than the $2.0 million indicated here. Moreover, it appears that the content of this note has been superseded by the "Settlement Agreement" and is no longer relevant. Please remove this note or advise why it remains to be meaningful and update as appropriate.

Response to Comment 37:

The Company has removed this note from the notes to the financial statements.

Note 21. Subsequent Event, page F-31

38.
The agreement that is the subject matter of this note was entered into during the most recent period reported, and therefore should not be characterized as a subsequent event. Please revise the description of the note accordingly. Also, since the date of your filing is now beyond the indicated March 31, 2010 deadline, and 2008 and 2009 audited results are available, it appears your disclosure should focus on the terms and conditions that are currently applicable. Please revise accordingly.

Response to Comment 38:

In light of the effective date of the agreement between the Company and investors, the Company has revised the title of the note to “Settlement Agreement” instead of “Subsequent Event”.  Please refer to Note 20 on page F-31.

Form 10-K for the Year Ended December 31, 2009

39.	Conform your filing with respect to the comments above as appropriate.

Response to Comment 39:

The Company has made conforming edits to the Draft 10-K.

Amanda Ravitz, SEC May 10, 2010 Page 13

Management’s Annual Report on Internal Control over Financial Reporting, page 61.

40.
The fourth paragraph should state management's conclusion with respect to the most recent year end reported of December 31, 2009, and not that of December 31, 2007 as indicated. Please amend your filing accordingly.

Response to Comment 40:

The disclosure has been revised in accordance with the Staff’s comment.  Please see page 57 of Amendment No. 1 to the Form 10-K.

41.
Please note that pursuant to Item 308T(a)(3) of Regulation S-K your discussion must include disclosure of any material weakness in the internal control over financial reporting identified by management. The third paragraph from the bottom of page 63 infers that this may not be the case. Please amend your filing to disclose all identified material weaknesses and associated remediation that impact internal control over financial reporting or to revise to clarify the meaning of your disclosure if this is not the case.

Response to Comment 41:

The disclosure has been revised in accordance with the Staff’s comment.  Please see page 58 of Amendment No. 1 to the Form 10-K.

Exhibits 32.1 and 2

42.
Please amend to revise the certifications of the Chief Executive Officer and Chief Financial Officer to indicate that the certifications are for the Form 10-K as of the most recent period presented of December 31, 2009.

Response to Comment 42:

The revised certifications of the Chief Executive Officer and Chief Financial Officer have been made.

Sincerely,

/s/ Tahra T. Wright
Tahra T. Wright
Partner